EXHIBIT 10.32




                SUMMARY OF 1995 BONUS ARRANGEMENTS


The Compensation Committee has approved and ratified 1995 target bonus payments for Kim B. Edwards, the Company's President and Chief Executive Officer. The maximum bonus payable under such arrangement is $160,000 in cash plus a maximum of 20,000 shares of the Company's common stock. Payments of the cash and stock bonuses are based on the Company achieving certain specified objectives, sales levels, and net income levels.

One-third of the total number of common stock shares awarded would be issued on each of the first three anniversary dates of the date on which the Compensation Committee determines the total number of shares to be awarded. The shares awarded will be issued at a purchase price equal to par value.